PROSPECTUS SUPPLEMENT                                             RULE 424(b)(3)
(TO PROSPECTUS DATED JUNE 7, 1999,                            FILE NO. 333-78615
PROSPECTUS SUPPLEMENT DATED SEPTEMBER 13, 1999,
PROSPECTUS SUPPLEMENT DATED SEPTEMBER 29, 1999
AND PROSPECTUS SUPPLEMENT DATED DECEMBER 9, 1999)

                                 382,635 SHARES

                                     [LOGO]

                             INTERNET AMERICA, INC.
                                  COMMON STOCK

                                ---------------


This Prospectus Supplement supplements and amends the Prospectus dated June 7, 1999, as amended by the Prospectus Supplement dated September 13, 1999, as amended by the Prospectus Supplement dated September 29, 1999, as amended by the Prospectus Supplement dated December 9, 1999 (as supplemented or amended, the "Prospectus") relating to 382,635 shares of Internet America Common Stock being offered by certain of our shareholders named in the Prospectus who have acquired such securities from us in connection with certain acquisitions of businesses by us. All capitalized terms used but not defined in this Prospectus Supplement have the meanings given to them in the Prospectus.

                         Trading Symbol for Common Stock
                      on the Nasdaq National Market -- GEEK
                  Closing Price on January 19, 2000 -- $10.875

SEE "RISK FACTORS" ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT YOU SHOULD CONSIDER BEFORE ACQUIRING THE COMMON STOCK OFFERED HEREBY.

                                ---------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

                                ---------------

          The date of this Prospectus Supplement is January 21, 2000.

                               RECENT DEVELOPMENTS

On November 22, 1999, Internet America, Inc., a Texas corporation (the "Company"), acquired all the issued and outstanding securities of PDQ.Net, Incorporated, a Texas corporation ("PDQ.Net"), for 2,425,000 shares of Internet America common stock. The Company also issued options to purchase 352,917 shares of the Company's common stock with a weighted average exercise price of $1.62 per share in replacement of all of PDQ. Net's outstanding stock options. As a result of the purchase, PDQ.Net became a wholly owned subsidiary of the Company. The Company became the indirect owner of all of the assets of PDQ.Net, which include approximately 40,000 individual and corporate internet access accounts and the computer equipment used to service those accounts. The Company intends to continue to use these assets to provide Internet access to customers. The acquisition was effected pursuant to an Agreement and Plan of Merger dated September 12, 1999, by and among PDQ.Net, certain of its shareholders ("Shareholders") and the Company. The acquisition will be accounted for as a purchase.

         To the best knowledge of the Company, at the time of the acquisition there was no material relationship between (i) PDQ.Net and the Shareholders on the one hand and (ii) the Company, or any of its affiliates, any director or officer of the Company, or any associate of such director or officer on the other hand.

         The consideration paid by the Company was 2,425,000 shares of Internet America common stock. The consideration was determined by arms-length negotiations between the parties to the Agreement and Plan of Merger.

         The Prospectus, together with this Prospectus Supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the common stock.

                              FINANCIAL STATEMENTS

         Set forth below is certain information included in the Current Report on Form 8-K filed by the Company on December 7, 1999, Amendment No. 1 to Form 8-K filed by the Company on January 19, 2000 and Amendment No. 2 to Form 8-K filed by the Company on January 21, 2000 (as amended, the "Form 8-K"):

(a)      Financial statements of business acquired

         (i)      Report of certified public accountants

         (ii) Balance Sheets at September 30, 1999 (unaudited) and December 31, 1998 and 1997

         (iii) Statements of Operations for the nine months ended September 30, 1999 and 1998 (unaudited) and for the years ended December 31, 1998 and 1997

         (iv) Statement of Stockholders' Deficit for the nine months ended September 30, 1999 (unaudited) and for the years ended December 31, 1998 and 1997

         (v) Statements of Cash Flows for the nine months ended September 30, 1999 and 1998 (unaudited) and for the years ended December 31, 1998 and 1997

         (vi)     Notes to Financial Statements

(b)      Proforma financial information (unaudited)

         (i)      Pro Forma Condensed Balance Sheet as of September 30, 1999

         (ii) Pro Forma Condensed Statement of Operations for the year ended June 30, 1999

         (iii) Pro Forma Condensed Statement of Operations for the three months ended September 30, 1999

(c)      Exhibits.

         The following is a list of exhibits filed as part of the Current Report on Form 8-K:

Exhibit No.       Description
-----------       -----------

2.1 Agreement and Plan of Merger, dated September 12, 1999, among Internet America Inc., GEEK Houston II, Inc., PDQ.Net, Incorporated and certain shareholders of PDQ.Net, Incorporated. (1)

23.1              Consent of Grant Thornton, LLP (2)

99.1              Press Release of Internet America, Inc. dated November 22,
                  1999. (3)

--------------------

(1) Incorporated by reference to Exhibit A to the Company's preliminary proxy statement and definitive proxy statement filed with the Securities and Exchange Commission on October 7, 1999 and October 19, 1999, respectively (File No. 000-25147).

(2) Previously filed as an Exhibit to Amendment No. 2 to the Form 8-K on January 19, 2000.

(3) Previously filed as an Exhibit to the Form 8-K filed on December 7, 1999.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors
PDQ.Net, Incorporated


         We have audited the accompanying balance sheets of PDQ.Net, Incorporated (a Texas corporation) as of December 31, 1998 and 1997 and the related statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDQ.Net, Incorporated as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


Grant Thornton, LLP

Houston, Texas
August 25, 1999

                              PDQ.NET, INCORPORATED
                                 BALANCE SHEETS

                                                                                     DECEMBER 31,
                                                          SEPTEMBER 30,     ------------------------------
                                                              1999              1998              1997
                                                          -------------     ------------      ------------
                                                           (UNAUDITED)
                                                  ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                            $    366,445      $  1,108,364      $     59,996
     Accounts receivable                                       266,836             9,234             1,457
                                                          ------------      ------------      ------------
        Total current assets                                   633,281         1,117,598            61,453

PROPERTY AND EQUIPMENT - net                                   795,288           386,540           154,429

OTHER ASSETS:
     Prepaid expenses and deposits                             177,282            92,771            19,526
     Identifiable intangibles                                  258,999                --                --
     Goodwill, net                                              22,130            17,333            18,667
                                                          ------------      ------------      ------------
        Total other assets                                     458,411           110,104            38,193
                                                          ------------      ------------      ------------
                                                          $  1,886,980      $  1,614,242      $    254,075
                                                          ============      ============      ============


                                  LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
     Accounts payable and accrued liabilities             $    745,714      $    336,462      $    158,354
     Current maturities of long-term debt                       59,474            20,888            13,079
     Current maturities of capital lease obligations            95,946            65,709                --
     Deferred revenue                                        1,688,736         1,178,639           573,032
                                                          ------------      ------------      ------------
        Total current liabilities                            2,589,870         1,601,698           744,465

LONG-TERM DEBT, net of current portion                          50,074            30,417            23,932
CAPITAL LEASE OBLIGATIONS, net of current portion               94,222            56,199                --
COMMITMENTS AND CONTINGENCIES                                       --                --                --
STOCKHOLDERS' DEFICIT:
     Preferred stock, $10 par value, 1,000,000 shares
        authorized, no shares issued or outstanding                 --                --                --
     Common stock, $.01 par value, 8,000,000 shares
        authorized; 5,768,454 and 3,555,534 shares
        issued and outstanding in 1998 and 1997                 65,180            57,685            35,555
     Additional paid-in capital                              2,292,848         1,888,135           800,669
     Accumulated deficit                                    (3,205,214)       (2,019,892)       (1,350,546)
                                                          ------------      ------------      ------------
        Total stockholders' deficit                           (847,186)          (74,072)         (514,322)
                                                          ------------      ------------      ------------
                                                          $  1,886,980      $  1,614,242      $    254,075
                                                          ============      ============      ============


        The accompanying notes are an integral part of these statements.

                              PDQ.NET, INCORPORATED
                            STATEMENTS OF OPERATIONS

                                                  NINE MONTHS
                                              ENDED SEPTEMBER 30,                YEAR ENDED DECEMBER 31,
                                         ------------------------------      ------------------------------
                                             1999              1998              1998              1997
                                         ------------      ------------      ------------      ------------
                                          (UNAUDITED)      (UNAUDITED)
Revenues
       Consumer connectivity             $  5,061,451      $  2,867,892      $  4,337,921      $  1,081,902
       Business connectivity                1,493,284           106,657           185,906           197,386
       Other                                   42,698                --                --                --
                                         ------------      ------------      ------------      ------------
                                            6,597,433         2,974,549         4,523,827         1,279,288
                                         ------------      ------------      ------------      ------------
Operating costs and expenses
       Connectivity and operations          3,800,287         1,690,242         2,490,665         1,012,798
       Sales and marketing                  1,507,308           796,066         1,180,252           820,661
       General and administrative           2,124,907           996,836         1,390,051           775,525
       Depreciation and amortization          322,086            65,658           113,896            27,337
                                         ------------      ------------      ------------      ------------
                                            7,754,588         3,548,802         5,174,864         2,636,321
                                         ------------      ------------      ------------      ------------
           Operating loss                  (1,157,155)         (574,253)         (651,037)       (1,357,033)
Interest expense                              (28,167)          (11,732)          (18,309)               --
                                         ------------      ------------      ------------      ------------
Net loss                                 $ (1,185,322)     $   (585,985)     $   (669,346)     $ (1,357,033)
                                         ============      ============      ============      ============


        The accompanying notes are an integral part of these statements.

                              PDQ.NET, INCORPORATED
                       STATEMENT OF STOCKHOLDERS' DEFICIT

                                                                                ADDITIONAL
                                               PREFERRED          COMMON          PAID-IN        ACCUMULATED
                                                 STOCK            STOCK           CAPITAL           DEFICIT            TOTAL
                                              ------------     ------------     ------------     ------------      ------------
Balance at January 1, 1997                    $         --     $      1,016     $         --     $      6,487      $      7,503
Sale of stock                                                        34,539          800,669               --           835,208
Net loss                                                --               --               --       (1,357,033)       (1,357,033)
                                              ------------     ------------     ------------     ------------      ------------
Balance at December 31, 1997                            --           35,555          800,669       (1,350,546)         (514,322)
Sale of stock                                                        22,130        1,087,466               --         1,109,596
Net loss                                                --               --               --         (669,346)         (669,346)
                                              ------------     ------------     ------------     ------------      ------------
Balance at December 31, 1998                            --           57,685        1,888,135       (2,019,892)          (74,072)
Issuance of common stock in connection
    with Entech acquisition  (Unaudited)                --            7,495          404,713               --           412,208

Net loss (Unaudited)                                    --               --               --       (1,185,322)       (1,185,322)
                                              ------------     ------------     ------------     ------------      ------------
Balance at September 30, 1999 (Unaudited)     $         --     $     65,180     $  2,292,848     $ (3,205,214)     $   (847,186)
                                              ============     ============     ============     ============      ============



         The accompanying notes are an integral part of this statement.

                              PDQ.NET, INCORPORATED
                            STATEMENTS OF CASH FLOWS


                                                                            NINE MONTHS ENDED
                                                                               SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                                                       ----------------------------    ----------------------------
                                                                           1999            1998            1998            1997
                                                                       ------------    ------------    ------------    ------------
                                                                        (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
   Net loss                                                            $ (1,185,322)   $   (585,985)   $   (669,346)   $ (1,357,033)
   Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
      Depreciation and amortization                                         322,086          65,658         113,896          27,337
      Bad debt expense                                                       37,744              --              --              --
      Changes in operating assets and liabilities, net of the
         effects resulting from the acquisitions in 1997 and 1999
         Increase in accounts receivable                                    (42,540)         (5,458)         (7,777)         (1,457)
         Increase in prepaid expenses and deposits                          (80,986)        (64,137)        (73,245)        (19,526)
         Increase in accounts payable and accrued liabilities               324,919          75,097         178,108         158,354
         Decrease in bank overdraft                                              --              --              --          (7,466)
         Increase in deferred revenue                                       412,610         539,893         605,607         573,032
                                                                       ------------    ------------    ------------    ------------
           Net cash provided by (used in) operating activities             (211,489)         25,068         147,243        (626,759)
                                                                       ------------    ------------    ------------    ------------

Cash flows from investing activities:
   Net increase (decrease) in cash resulting from acquisition                16,305              --              --         (20,000)
   Purchases of property and equipment                                     (406,487)       (104,081)       (182,855)       (128,453)
                                                                       ------------    ------------    ------------    ------------
           Net cash used in investing activities                           (390,182)       (104,081)       (182,855)       (148,453)
                                                                       ------------    ------------    ------------    ------------

Cash flows from financing activities:
   Long-term borrowings                                                          --              --          28,760              --
   Repayment of long-term debt                                              (74,983)        (10,256)        (14,466)             --
   Payments of capital lease obligations                                    (65,265)        (16,080)        (39,910)             --
   Proceeds from sale of common stock                                            --         223,206       1,109,596         835,208
                                                                       ------------    ------------    ------------    ------------
           Net cash provided by (used in) financing activities             (140,248)        196,870       1,083,980         835,208
                                                                       ------------    ------------    ------------    ------------

Net increase (decrease) in cash and cash equivalents                       (741,919)        117,857       1,048,368          59,996
Cash and cash equivalents at beginning of period                          1,108,364          59,996          59,996              --
                                                                       ------------    ------------    ------------    ------------
Cash and cash equivalents at end of period                             $    366,445    $    177,853    $  1,108,364    $     59,996
                                                                       ============    ============    ============    ============

Supplemental schedule of noncash investing and financing activities:
   Equipment acquired under capital leases                             $    133,525    $     89,855    $    161,818    $         --
   Acquisitions of property plant and equipment with debt              $         --    $     16,982    $         --    $     37,011
   Issuance of common stock in connection with Entech acquisition      $    412,208    $         --    $         --    $         --
   Cash paid for interest                                              $     28,167    $     11,732    $     18,309    $         --



        The accompanying notes are an integral part of these statements.

                              PDQ.NET, INCORPORATED
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       PDQ.Net, Incorporated (the Company) was incorporated on December 11, 1996. The Company's primary service is to provide internet connections to customers in the Houston area.

       A summary of significant accounting policies applied in the preparation of the accompanying financial statements follows.

1.   CASH AND CASH EQUIVALENTS

       The Company's liquid debt instruments with a maturity of three months or less at the date of purchase are deemed cash equivalents.

       The Company maintains cash balances at a financial institution which are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 1998, uninsured amounts held at this financial institution total $957,458. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

2.   PROPERTY AND EQUIPMENT

       Property and equipment is stated at cost, less accumulated depreciation.

       Depreciation is provided using the straight-line method over the estimated service lives of the related assets.

3.   REVENUE RECOGNITION

       Revenues are derived from monthly subscribers and set-up charges are recognized as services are provided. The Company bills its subscribers in advance for direct access to the internet, but defers recognition of these revenues until the service is provided.

4.   GOODWILL

       Goodwill was acquired through a business acquisition accounted for as a purchase in 1997 and is being amortized on a straight-line basis over fifteen years.

5.   INCOME TAXES

       The Company made an election under the Subchapter S provisions of the Internal Revenue Code. Accordingly, the income tax consequences from the Company's activities are reflected in the individual returns of the shareholders and no provision for federal income taxes is included in the accompanying financial statements.

6.   ADVERTISING

       The Company expenses the production costs of advertising as incurred. Advertising expense was approximately $677,000 and $518,000 in 1998 and 1997.

                              PDQ.NET, INCORPORATED
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.   STOCK-BASED COMPENSATION

       The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic method, as prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the amount the employee must pay to acquire the stock, and is recognized over the related vesting period. The Company provides supplemental disclosure of the effect on net loss as if the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, had been applied in measuring compensation expense.

8.   LONG LIVED ASSETS

       The Company reviews the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying value amount. The Company has not identified any such impairment losses.

9.   USE OF ESTIMATES

       In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

10.  RECLASSIFICATIONS

       Certain of the 1997 amounts have been reclassified to conform to the 1998 presentation.

11.  UNAUDITED INTERIM INFORMATION

       The financial information for the nine months ended September 30, 1999 and September 30, 1998 has not been audited by independent accountants. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the unaudited interim financial information. In the opinion of management of the Company, the unaudited interim financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. Results of operations for the interim periods are not necessarily indicative of the results of operations for the respective full fiscal years.

NOTE B - ACQUISITIONS

       In 1997, the Company made an acquisition accounted for as a purchase. The purchase price was allocated based on the fair value of the assets acquired, and the excess of the cost over the fair value of the assets acquired is being amortized over fifteen years using the straight-line method. The Company made two acquisitions in 1998 accounted for as purchases, which in the aggregate are not material.

                              PDQ.NET, INCORPORATED
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE C - PROPERTY AND EQUIPMENT

       The following is a summary of property and equipment at December 31,:

                                                1998          1997
                                             ----------    ----------
Computer hardware                            $  134,342    $   68,516
Computer software                                81,148        17,650
Computer equipment under capital leases         161,818            --
Leasehold improvements                           42,135        43,156
Office furniture and equipment                   71,583        51,111
Vehicles                                         34,958            --
                                             ----------    ----------
                                                525,984       180,433
   Less accumulated depreciation               (139,444)      (26,004)
                                             ----------    ----------
                                             $  386,540    $  154,429
                                             ==========    ==========

       The useful lives of property and equipment for purposes of depreciation are:

       Computer hardware..................................    5 years
       Computer software..................................    3 years
       Leasehold improvements.............................    4 years
       Office furniture and equipment.....................    7 years
       Vehicles...........................................    5 years

       Accumulated depreciation for computer equipment under capital leases was $37,512 at December 31, 1998.

NOTE D - LONG-TERM DEBT

       The Company had the following long-term debt as of December 31,:

                                                                      1998        1997
                                                                    --------    --------
Non-interest bearing note payable to a company
  with an imputed interest rate at 8.5%.  The note
  is payable in monthly installments of $1,288 which
  includes interest. The note matures on June 1, 2001,
  and is unsecured ..............................................   $ 24,043    $ 37,011

Note payable to a bank bearing interest at 9.0%.  The
  note is payable in monthly installments of $423
  which includes interest. The note matures on
  July 14, 2002, and is secured by a van ........................     15,418          --

Note payable to a bank bearing interest at 8.5%.  The
  note is payable in monthly installments of $333
  which includes interest. The note matures on
  May 18, 2002, and is secured by a van .........................     11,844          --
                                                                    --------    --------
                                                                      51,305      37,011
Less current maturities .........................................    (20,888)    (13,079)
                                                                    --------    --------
                                                                    $ 30,417    $ 23,932
                                                                    ========    ========

                              PDQ.NET, INCORPORATED
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

       Maturities of long-term debt as of December 31, 1998 are as follows:

Year ending
December 31,                          Amount
------------                          -------
1999 ..............................   $20,888
2000 ..............................    17,681
2001 ..............................     8,273
2002 ..............................     4,463
                                      -------
                                      $51,305
                                      =======

NOTE E - COMMON STOCK

       The Board of Directors has authorized a three for one split of common stock and an increase in the number of shares authorized to 8,000,000. Ratification of the board's action was obtained by the stockholders in February 1999. Per-share amounts in the accompanying financial statements have been restated for the stock split.

NOTE F - COMMITMENTS

       The Company leases equipment and office space under monthly operating lease agreements. Rent expense for the years ended December 31, 1998 and 1997 was $622,559 and $289,403.

       The minimum rental commitments under operating leases are as follows:

Year ending
December 31,                           Amount
------------                          --------
1999 ..............................   $628,088
2000 ..............................    820,886
2001 ..............................    703,016
2002 ..............................    289,565
2003 ..............................     12,919

NOTE G - OBLIGATIONS UNDER CAPITAL LEASES

       The Company is the lessee of computer equipment under capital leases expiring in various years through 2001. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over the lower of their related lease terms or their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense for 1998.

       Minimum future lease payments under capital leases as of December 31, 1998 for each of the next five years and in the aggregate are:

Year ending
December 31,                                      Amount
------------                                    ---------
1999 ........................................   $  84,282
2000 ........................................      58,102
2001 ........................................       4,566
                                                ---------
Total minimum lease payments ................     146,950
Less: Amount representing interest ..........     (25,042)
                                                ---------
Present value of minimum lease payments .....   $ 121,908
                                                =========

                              PDQ.NET, INCORPORATED
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

       Interest rates on capitalized leases approximate 20% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

NOTE H - STOCK OPTION PLAN

       In 1998, the Company adopted an employee stock option plan. Under the plan, the Company may grant options for up to 1.4 million shares of common stock. The exercise price of each option is to be equal to or greater than the market price of the Company's stock on the date of grant. The maximum term of an option is ten years, and the vesting of each option is 25% after the first anniversary of the grantee's date of employment and the remainder vests at a rate of 1/12th of such amount at the end of each three month period thereafter.

       The Company applies APB Opinion 25 in accounting for stock options issued to employees. Accordingly, no compensation cost has been recognized for the plan in 1998. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net loss would have been increased to $689,360 on a pro forma basis. The fair value of stock options granted was estimated on the date of grant using the minimum value method. An expected life of 5 years, risk-free rate of return of 5.5%, and a dividend yield of 0% was assumed in estimating fair value.

       Following is a summary of the status of the options during 1998 and 1997:

                                                       Exercise       Weighted
                                                        Price         Average
                                        Number of       Range         Exercise
                                         Shares       Per Share        Price
                                      ------------   -----------    ------------
Outstanding at January 1, 1997 ....             --      --                    --
   Granted ........................        210,000   $0.42          $       0.42
                                      ------------
Outstanding at December 31, 1997 ..        210,000   $0.42          $       0.42
   Granted ........................        379,000   $0.42-$0.55    $       0.47
                                      ------------
Outstanding at December 31, 1998 ..        589,000   $0.42-$0.55    $       0.46
   Exercisable at:
     December 31, 1997 ............         84,600                  $       0.42
     December 31, 1998 ............        386,688                  $       0.44

       Following is a summary of the status of options outstanding at December 31, 1998:

                             Outstanding
                       ----------------------
                                   Weighted
                                   Average
                                  Remaining
Exercise                          Contractual    Exercisable
  Price                 Number       Life          Number
--------               -------   ------------   ------------
$0.42 .........        315,000      5.5 years        262,500
$0.46 .........        165,000      4.5 years         82,500
$0.55 .........        109,000      9.8 years         41,688
                       -------                  ------------
                       589,000                       386,688
                       =======                  ============

                              PDQ.NET, INCORPORATED
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE I - SUBSEQUENT EVENTS

       Effective January 1, 1999, the Company revoked its election under the Subchapter S provisions of the Internal Revenue Code and became a C corporation.

       In February 1999, the shareholders ratified an increase in the number of common stock shares authorized to 16,000,000.

       On April 2, 1999, the Company acquired Entrepreneurial Technologies, Inc. (Entech) in a business combination accounted for as a purchase. The purchase price of $412,208 exceeded the fair value of the net assets of Entech by $23,385, which will be amortized on the straight-line method over 4 years. The results of operations of Entech will be included with the results of the Company from April 2, 1999.

(UNAUDITED)

       On November 22, 1999, Internet America, Inc. (IA) issued 2,425,000 shares of its common stock in exchange for all of the outstanding stock of the Company. IA also issued options to purchase 352,917 shares of IA common stock with a weighted average exercise price of $1.62 per share in replacement of all the Company's outstanding stock options. The definitive agreement to acquire all of the outstanding shares of the Company in a stock-for-stock transaction was previously announced on September 13, 1999 and was approved by the Company's and IA's shareholders. The value of the transaction was approximately $30 million based upon the closing price for IA's common stock on November 22, 1999, adjusted to reflect restrictions on the transfer of certain shares. The transaction is expected to be accounted for as a purchase.

                             INTERNET AMERICA, INC.
                    PRO FORMA CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)


The following unaudited condensed pro forma balance sheet as of September 30, 1999 and the unaudited condensed pro forma statements of operations for the year ended June 30, 1999 and the three months ended September 30, 1999 reflect the acquisition of PDQ.Net, Inc. by Internet America, Inc. (the "Company"). On November 22, 1999, the Company acquired all of the outstanding common stock of PDQ.Net, Inc. in exchange for 2,425,000 shares of the Company's common stock. The Company also issued options to purchase 352,917 shares of the Company's common stock with a weighted average exercise price of $1.62 per share in replacement of all of the outstanding stock options of PDQ.Net, Inc. The transaction is valued at approximately $30 million based upon the November 22, 1999 closing price for the Company's common stock adjusted to reflect restrictions on the transfer of certain shares. The combination will be accounted for as a purchase under the provisions of Accounting Principles Board Opinion No. 16, "Business Combinations." The assets and liabilities acquired will be recorded at estimated fair values which, in the opinion of the Company's management, approximate book value. The excess of the cost of the net assets acquired over their fair value will be recorded as goodwill and amortized using the straight-line method over an estimated life of three years. The results of operations for the periods presented include the results of operations of the acquired business assuming the transaction was consummated at the beginning of the earliest periods presented.

The unaudited condensed pro forma financial statements are not necessarily indicative of the Company's results of operations that might have occurred had the acquisition been completed at the beginning of the periods presented, or indicative of the Company's consolidated financial position or results of operations for any future date or period.

These unaudited condensed pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of PDQ.Net, Inc. included elsewhere in this document and the consolidated financial statements of Internet America, Inc. subsidiaries as filed previously under Form 10-KSB.

================================================================================




                             INTERNET AMERICA, INC.
                        PRO FORMA CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                                                                          PRO FORMA
                                                                HISTORICAL               ADJUSTMENTS
                                                       ----------------------------      -----------       PRO FORMA
                                                         INTERNET                                           INTERNET
                                                         AMERICA           PDQ                               AMERICA
                                                       ------------    ------------                       ------------

                                                         ASSETS
Current Assets
     Cash and cash equivalents                         $  3,303,947    $    366,445                       $  3,670,392
     Trade receivables, net                               1,212,126         266,836                          1,478,962
     Prepaid expenses and other current assets              128,906              --                            128,906
                                                       ------------    ------------                       ------------
        Total current assets                              4,644,979         633,281                          5,278,260
Property and equipment, net                               2,311,849         795,288                          3,107,137
Other assets, net                                         9,762,072         458,411      30,652,850  (1)    40,873,333
                                                       ------------    ------------                       ------------
                                                       $ 16,718,900    $  1,886,980                       $ 49,258,730
                                                       ============    ============                       ============

                                         LIABILITIES AND SHAREHOLDERS' DEFICIT
Current Liabilities
     Trade accounts payable                            $  2,041,174    $    468,479                       $  2,509,653
     Accrued liabilities                                    884,161         277,235         780,000  (2)     1,941,396
     Deferred revenue                                     2,907,039       1,688,736                          4,595,775
     Current maturities of long-term debt                   213,087          59,474                            272,561
     Current maturities of capital lease obligations         48,750          95,946                            144,696
                                                       ------------    ------------                       ------------
        Total current liabilities                         6,094,211       2,589,870                          9,464,081
Capital lease obligations, net of current portion            87,000          94,222                            300,412
Long-term debt, net of current portion                      206,190          50,074                            137,074
                                                       ------------    ------------                       ------------
        Total liabilities                                 6,387,401       2,734,166                          9,901,567
                                                       ------------    ------------                       ------------
Shareholders' equity (deficit):
     Common stock                                            70,625          65,180          24,250  (3)       160,055
     Additional paid-in capital                          24,512,851       2,292,848      29,848,600  (3)    56,654,299
     Accumulated deficit                                (14,251,977)     (3,205,214)                       (17,457,191)
                                                       ------------    ------------                       ------------
        Total shareholders' equity (deficit)             10,331,499        (847,186)                        39,357,163
                                                       ------------    ------------                       ------------
                                                       $ 16,718,900    $  1,886,980                       $ 49,258,730
                                                       ============    ============                       ============

                             INTERNET AMERICA, INC.
                  PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
                            YEAR ENDED JUNE 30, 1999
                                   (UNAUDITED)

                                                                       PRO FORMA
                                              HISTORICAL              ADJUSTMENTS
                                     ----------------------------    ------------       PRO FORMA
                                       INTERNET                                          INTERNET
                                       AMERICA           PDQ                             AMERICA
                                     ------------    ------------                      ------------
Revenues
     Access                          $ 15,911,844    $  6,001,313                      $ 21,913,157
     Business services                  2,097,774         888,884                         2,986,658
     Other                                109,412          10,498                           119,910
                                     ------------    ------------                      ------------
        Total                          18,119,030       6,900,695                        25,019,725
                                     ------------    ------------                      ------------

Operating Costs and Expenses
     Connectivity and operations        8,800,924       3,761,451                        12,562,375
     Sales and marketing                6,044,762       1,675,086                         7,719,848
     General and administrative         4,244,557       1,939,970                         6,184,527
     Depreciation and amortization      1,685,097         274,113      10,217,617 (4)    12,176,827
                                     ------------    ------------                      ------------
        Total                          20,775,340       7,650,620                        38,643,577
                                     ------------    ------------                      ------------
Operating loss                         (2,656,310)       (749,925)                      (13,623,852)
Interest income (expense), net            185,105         (29,523)                          155,582
                                     ------------    ------------                      ------------
Loss before income tax                 (2,471,205)       (779,448)                      (13,468,270)
Income tax benefit                          7,787              --                             7,787
                                     ------------    ------------                      ------------
Net loss                             $ (2,463,418)   $   (779,448)                     $(13,460,483)
                                     ============    ============                      ============
Net loss per common share:

     Basic                           $      (0.45)                                     $      (1.69)
                                     ============                                      ============
     Diluted                         $      (0.45)                                     $      (1.69)
                                     ============                                      ============
Weighted average common
shares outstanding

     Basic                              5,533,670                       2,425,000 (3)     7,958,670
     Diluted                            5,533,670                       2,425,000 (3)     7,958,670

                             INTERNET AMERICA, INC.
                  PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
                      THREE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                                                      PRO FORMA
                                              HISTORICAL             ADJUSTMENTS
                                     ----------------------------    ------------       PRO FORMA
                                       INTERNET                                          INTERNET
                                       AMERICA           PDQ                             AMERICA
                                     ------------    ------------                      ------------
Revenues
     Access                          $  4,715,164    $  1,752,118                      $  6,467,282
     Business services                    916,831         735,682                         1,652,513
     Other                                206,608          32,200                           238,808
                                     ------------    ------------                      ------------
        Total                           5,838,603       2,520,000                         8,358,603
                                     ------------    ------------                      ------------
Operating Costs and Expenses
     Connectivity and operations        3,150,195       1,502,601                         4,652,796
     Sales and marketing                1,498,470         489,399                         1,987,869
     General and administrative         1,387,200         973,443                         2,360,643
     Depreciation and amortization      1,416,012         140,194    2,554,404 (4)        4,110,610
                                     ------------    ------------                      ------------
        Total                           7,451,877       3,105,637                        13,111,918
                                     ------------    ------------                      ------------
Operating loss                         (1,613,274)       (585,637)                       (4,753,315)
Interest income (expense), net             36,782         (15,149)                           21,633
                                     ------------    ------------                      ------------

Loss before income tax                 (1,576,492)       (600,786)                       (4,731,682)
Income tax benefit                             --              --                                --
                                     ------------    ------------                      ------------
Net loss                             $ (1,576,492)   $   (600,786)                     $ (4,731,682)
                                     ============    ============                      ============

Net loss per common share:

     Basic                           $      (0.22)                                     $      (0.50)
                                     ============                                      ============
     Diluted                         $      (0.22)                                     $      (0.50)
                                     ============                                      ============
Weighted average common
shares outstanding

     Basic                              7,009,211                       2,425,000 (3)     9,434,211
     Diluted                            7,009,211                       2,425,000 (3)     9,434,211

                             INTERNET AMERICA, INC.
                NOTES TO CONDENSED PRO FORMA FINANCIAL STATEMENTS


(1)    Represents goodwill associated with the purchase of PDQ.Net, Inc.

(2) Represents finder's fee, professional fees, and other costs associated with the acquisition incurred subsequent to September 30, 1999.

(3) Represents the effect of Internet America common stock issued for the purchase of PDQ.Net, Inc.

(4) Represents the amortization of goodwill for the indicated period calculated using the straight-line method over an estimated life of three years.

The Prospectus accompanying this Prospectus Supplement incorporates important business and financial information about the Company that is not included in or delivered with this Prospectus Supplement or with the Prospectus. This information is available without charge to shareholders upon written request by contacting the company at One Dallas Center, 350 North St. Paul Street, Suite 3000, Dallas, Texas 75201 or upon oral request by calling (214) 861-2500, attn. Investor Relations. In order to obtain timely delivery, shareholders must request the information no later than five business days before the date on which you select to make your investment decision.

================================================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----
                                               PROSPECTUS SUPPLEMENT

Recent Developments.............................................................................................S-2
Financial Statements............................................................................................S-2

                                                     PROSPECTUS

Prospectus Summary................................................................................................2
Risk Factors......................................................................................................6
Use of Proceeds..................................................................................................15
Dividend Policy..................................................................................................15
Capitalization...................................................................................................15
Selected Financial and Operating Data............................................................................17
Management's Discussion and Analysis of Financial Condition and Results of Operations............................19
Business.........................................................................................................25
Management.......................................................................................................33
Certain Transactions.............................................................................................39
Principal and Selling Shareholders...............................................................................41
Description of Securities........................................................................................43
Shares Eligible for Future Sale..................................................................................46
Plan of Distribution.............................................................................................47
Legal Matters....................................................................................................48
Experts..........................................................................................................48
Available Information............................................................................................48
Glossary of Technical Terms......................................................................................49
Financial Statements............................................................................................F-1

                                ---------------

THE AVAILABLE INFORMATION DESCRIBED ON P. 48 OF THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT THAT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") MAY BE READ AND COPIED AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. YOU MAY OBTAIN INFORMATION ON THE OPERATION OF THE PUBLIC REFERENCE ROOM BY CALLING THE SEC AT 1-800-SEC-0330. THE SEC MAINTAINS AN INTERNET SITE THAT CONTAINS REPORTS, PROXY AND INFORMATION STATEMENTS, AND OTHER INFORMATION REGARDING ISSUERS THAT FILE ELECTRONICALLY WITH THE SEC AND THE ADDRESS OF THAT SITE IS (http://www.sec.gov).

================================================================================




                                      S-5